Aflac Incorporated 1st Quarter 2006 Form 10-Q

EXHIBIT 12

Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges
Three Months Ended March 31,

(In thousands)	2006	2005

Fixed charges:
Interest expense	$4,915	$5,889
Interest on investment-type contracts	2,716	2,169
Rental expense deemed interest	174	144

Total fixed charges	$7,805	$8,202

Earnings before income tax	$574,426	$506,519
Add back:
Total fixed charges	7,805	8,202

Total earnings before income tax
and fixed charges	$582,231	$514,721

Ratio of earnings to fixed charges	74.6x	62.8x

EXH 12-1